Exhibit 99.1

Overland Storage® Expects to Exceed Synergy Estimates

and is On Track for Completion of Company Transformation

SAN DIEGO, Calif., October 14, 2014 – Overland Storage, Inc. (NASDAQ:OVRL), a trusted global provider of unified data management and data protection solutions across the data lifecycle, today reported progress on the third phase of the company’s transformation and its achievements for operational efficiencies intended to deliver a profitable run-rate exiting calendar year 2014, excluding stock-based compensation and one-time charges related to the Sphere3D merger and the Tandberg acquisition.

“We are pleased to report that the expected operational changes will exceed our previously-announced annual cost savings target of $20 million by 10% to 15%. As a result, we are on track to execute on our overall transformation strategy to build a strong foundation for our core business, increase global scale, and enter new and innovative markets,” said Eric Kelly, President and CEO of Overland Storage.

Sphere3D Merger Update:

•	Sphere3D has filed with the SEC Amendment No. 2 to its Registration Statement on Form F-4/A covering the shares of Sphere 3D’s common stock to be issued in connection with the proposed merger with Sphere 3D.

•	The proposed merger with Sphere3D continues to be on track to close this fiscal quarter, subject to the effectiveness of the registration statement described above.

•	We have entered into a Memorandum of Understanding with the plaintiffs in the consolidated class action cases referred to as “In re Overland Storage Inc., Shareholders Litigation” that would, subject to court approval and other standard conditions, provide for the settlement of all outstanding claims in regard to our proposed merger transaction with Sphere3D.

Financing Update:

•	Overland Storage has secured $5.0 million of working capital in the form of debt financing from Cyrus Capital to support restructuring and transition plans.

Restructuring Update:

•	Between the closing of our acquisition of Tandberg Data and the end of this quarter, we will have reduced our headcount by over 100 people, constituting approximately 30% of our workforce excluding personnel in our Chinese manufacturing facility.

•	We are in the process of completing the transition of manufacturing from our San Diego facility to our China facility and contract manufacturers.

•	Our relationship with BDT Media Automation GmbH has progressed with the expansion of our tape automation product offerings and previously announced patent cross license agreement.

Product Highlights:

We are continuing to innovate, strengthen and broaden our product portfolio with the following products:

•	V3 hyper-converged appliances designed to address the rapidly growing virtualization and cloud markets.

•	SnapServer XSD 40, powered by the new GuardianOS 7.6 software, is the simplest and most versatile NAS and iSCSI SAN storage available for today’s business needs—from virtualized server and Microsoft Exchange environments, to backup and storage consolidation.

•	SnapScale clustered data storage with the new version of our RAINcloud operating system optimized for virtual infrastructures without adding management complexity.

•	RDX integration with SnapServer provides small-medium business customers with an affordable integrated solution for backup and data exchange.

•	NEO tape automation product line will allow us to address a larger segment of the market, and provide our customers with a broader set of archive options.

About Overland Storage

Overland Storage (NASDAQ:OVRL) is a trusted global provider of unified data management and data protection solutions across the data lifecycle. The Company delivers one of the most extensive and complementary product portfolios and service offerings in the industry. By providing an integrated range of technologies and services for primary, nearline, offline, and archival data storage, Overland Storage and Tandberg Data, a wholly-owned subsidiary of Overland, make it easy and cost-effective to manage different tiers of information over the data lifecycle, whether distributed data is across the hall or across the globe.

Overland Storage recently announced its proposed merger with Sphere 3D Corporation (NASDAQ:ANY and TSX-V:ANY). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings designed to allow them to address the larger and growing virtualization and cloud markets. Overland Storage and Tandberg Data solutions are available through a select network of value-added resellers and system integrators. For more information, visit www.overlandstorage.com or www.tandbergdata.com.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed combination of Overland Storage, Inc. and Sphere 3D Corporation. In connection with the proposed business combination, Sphere has filed relevant materials with the SEC, including a registration statement on Form F-4 that includes a proxy statement of the Company that also constitutes a prospectus of the Sphere. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT AND PROSPECTUS INCLUDED THEREIN, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and the Company’s shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from the Company.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Overland’s business or Sphere’s business; any failure to consummate the proposed merger between Overland and Sphere; any increase in Sphere’s or Overland’s cash needs; possible actions by customers, suppliers, competitors or regulatory authorities with respect to Overland or Sphere; other risks detailed in the Form F-4 filed by Sphere with the SEC; and other risks detailed from time to time in Overland’s periodic reports filed with the SEC. Overland undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overland Storage and the Overland logo are trademarks of Overland Storage, Inc., and Tandberg Data is a trademark of Tandberg Data Holdings, S.à r.l. that may be registered in some jurisdictions. All other trademarks are the property of their respective owners.

Contact:

Pattie Adams

Director, Global Corporate Communications

+1 (408) 283-4779

padams@overlandstorage.com

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